FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒.

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
 82-             ]

NATIONAL BANK OF GREECE

SCHEDULE OF INTENDED CORPORATE ACTIONS
COMPANY	NATIONAL BANK OF GREECE S.A.
TRADING CATEGORY	BIG CAP
ANNUAL FINANCIAL STATEMENTS PUBLISHING DATE	22/03/2007
DATE OF ANNUAL GENERAL MEETING	25/05/2007
EX-DIVIDEND DATE	01/06/2007
DIVIDEND BENEFICIARIES	31/05/2007
DIVIDEND START DATE OF PAYMENT	11/06/2007
ANALYST BRIEFING DATE	21/02/2007 PRESS RELEASE 22/2/2007 INVESTOR DAY (LONDON)

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 30th March, 2007
Chairman - Chief Executive Officer